Exhibit 99.1
ALGOMA STEEL INC.
2004 THIRD QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended September 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2003 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, "may," "will," "expect" or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2003 Annual Report.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended September 30, 2004

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
(Canadian $ millions		(Loss) From	Operations	Operations	Net Income	(Loss)	(Loss)
except per share data)	Sales	Operations	Per Share	Per Share	(Loss)	Per Share	Per Share

2004	$	$	$	$	$	$	$
3rd Quarter	536	188	4.92	4.65	122	3.17	3.00
2nd Quarter	440	131	3.43	3.23	78	2.05	1.93
1st Quarter	338	46	1.50	1.34	22	0.72	0.64

2003
4th Quarter	267	17	0.71	0.56	10	0.42	0.33
3rd Quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd Quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12
1st Quarter	314	8	0.31	0.24	7	0.28	0.22

2002
4th Quarter	286	5	0.22	0.17	(4)	(0.18)	(0.18)

The Company’s profitability is highly correlated with the level of steel prices which is the major factor causing variation in quarterly operating results. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Industry pricing levels increased throughout most of 2002 because of strong demand and a decline in production capacity in the U.S. Sales revenue in the fourth quarter of 2002 was negatively impacted by a maintenance shutdown that was necessary to complete maintenance on the blast furnace. Steel prices declined in the first three quarters of 2003 due to higher steel production in the U.S., low-priced imports and lower steel demand in North America. The significant strengthening of the Canadian dollar in 2003 contributed to lower pricing realizations for Canadian producers. Pricing levels increased in the fourth quarter of 2003 and throughout the first three quarters of 2004 due to stronger global markets, particularly China, and improved steel demand in North America. Pricing for 2004 included a cost surcharge on the majority of shipments due to higher costs of raw materials and other cost inputs. The cost of raw materials has escalated significantly in 2004 as input prices have responded to the stronger demand. The high level of operating income has also resulted in a significant accrual for the profit sharing to employees.

Algoma Steel Inc.
2004 Third Quarter Report	Page 2

Net Income

Net income for the three months ended September 30, 2004 was $121.6 million, an improvement of $133.9 million versus the three months ended September 30, 2003 and $43.6 million versus the second quarter of 2004.

For the nine months ended September 30, 2004, net income was $221.6 million or $5.77 per fully diluted share versus a net loss of $1.7 million or $0.09 per diluted share for the same period last year.

Sales

Revenue for the third quarter of 2004 was $535.7 million, an increase of $282.9 million versus the three months ended September 30, 2003 and $95.9 million versus the second quarter of 2004. The increase over both quarters was mainly the result of higher steel selling prices. The average steel price per ton for the third quarter was $895 versus $467 for the comparable three-month period in 2003 and $729 for the second quarter of 2004. Revenue for the quarter included a $6.5 million adjustment retroactive to January 1, 2004 related to finalizing a customer contract.

Steel shipments totaled 558,100 tons, an increase of 55,500 tons from the third quarter of 2003 and 15,100 tons from the second quarter of 2004. The increase from 2003 was mainly due to higher production levels versus the same period last year.

For the nine months ended September 30, 2004, sales totaled $1.3 billion, an increase of $442.8 million versus the same period last year. Average steel price per ton was $725, an improvement of $239 or 49% versus the comparable nine-month period in 2003.

Steel shipments for the nine-month period ended September 30, 2004 totaled 1,674,300 tons, an increase of 16,600 tons from the same period last year.

EBITDA

EBITDA for the third quarter was $202.0 million, compared to $7.2 million for the same quarter of 2003 and $144.2 million for the second quarter of 2004. For the nine months ended September 30, 2004, EBITDA was $406.0 million, an improvement of $367.8 million versus the same period last year. The significant improvement over the comparable periods was mainly attributable to higher steel prices.

Cost of sales for the three months ended September 30, 2004 was $319.9 million versus $235.0 million for the same period in 2003 and $283.8 million for the second quarter of 2004. The increase over both periods is mainly attributable to higher shipments, production costs and non-steel sales. The higher production costs reflect higher operating costs and an increase to the accrual for profit sharing.

Excluding the reserve for profit sharing, cost of sales per ton shipped for steel products was $479 for the three months ended September 30, 2004 versus $434 for the third quarter of 2003 and $449 for the second quarter of 2004. The $45 per ton increase over 2003 was mainly attributable to higher costs for natural gas and certain raw materials. The $30 per ton increase over the second quarter was mainly attributable to higher raw material and employment costs.

A $21.7 million ($39 per ton) reserve for profit sharing was accrued in the third quarter versus a $12.1 million reserve ($22 per ton) in the second quarter of 2004. For the nine months ended September 30, 2004, the $36.1 million reserve for profit sharing represents $22 per ton of steel shipments. While the assumptions underlying this provision reflect management’s current best estimates, they are subject to a high degree of variability. There was no profit sharing in 2003. Refer to note 6 of the Notes to Interim Consolidated Financial Statements for details of the profit sharing plan.

For the nine months ended September 30, 2004, cost of sales was $867.6 million versus $796.4 million for the same period last year. The increase was mainly attributable to the profit sharing reserve, higher non-steel sales, higher steel shipments and an increase in production costs. Cost of sales per ton shipped for steel products for the nine months was $472, an increase of $29 versus the same period last year. Higher costs for natural gas and certain raw materials were offset, in part, by improvements in operating performance.

Algoma Steel Inc.
2004 Third Quarter Report	Page 3

Raw steel production for the third quarter was 650,000 tons versus 570,000 tons for the same period in 2003 and 613,000 tons for the second quarter of 2004. Production levels in the third quarter of 2003 were adversely affected by power outages. For the nine months ended September 30, 2004, raw steel production was 1,885,000 tons, an increase of 62,000 tons from the same period last year.

Administrative and selling expenses increased $2.0 million from the second quarter and $3.2 million from the same period last year. The increase over the second quarter is mainly due to a capital tax refund associated with a prior year recorded in the second quarter and an increase in the reserve for doubtful accounts in the third quarter. The increase over the same period last year was mainly attributable to higher employment costs and an increase in the reserve for doubtful accounts. For the nine months ended September 30, 2004, administration and selling expenses totaled $39.7 million, an increase of $3.8 million from the same period last year. The year-over-year increase was mainly attributable to higher employment costs and sales commissions.

Depreciation and Amortization
Depreciation and amortization was $13.6 million for the quarter versus $14.1 million for the same period in 2003 and $13.7 million for the second quarter of 2004. For the nine months ended September 30, 2004, depreciation and amortization was $41.3 million versus $43.2 million for the same period last year.

Financial Expense (Income)
The Canadian dollar strengthened versus the U.S. dollar over the third quarter resulting in a foreign exchange gain of $7.8 million, mainly attributable to the long-term debt denominated in U.S. funds. This compares to a gain of $0.1 million in the third quarter of 2003 and a loss of $3.5 million in the second quarter of 2004. For the nine months ended September 30, 2004, the Company has recognized a foreign exchange gain of $3.7 million versus a gain for the same period last year of $32.6 million.

Interest expense, net of interest income, was $4.2 million in the third quarter, unchanged from the second quarter and down $2.0 million for the same period last year. For the nine months ended September 30, 2004, net interest expense was $13.8 million versus $20.5 million for the same period in 2003. The improvement in interest expense is mainly due to lower borrowings and interest income earned on cash balances originating from improved earnings levels and the February 2004 equity issue.

Provision for Income Taxes
The third quarter provision for income taxes was $70.4 million versus a credit of $0.7 million in the third quarter of 2003 and $45.7 million in the second quarter of 2004. The cash portion of the provision for all three quarters was only $0.6 million. The non-cash portion of $69.8 million results from the realization of tax assets that existed at the restructuring date and is, therefore, credited directly to contributed surplus as realized. The effective tax rate exceeds the statutory rate of 34% primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

For the nine months ended September 30, 2004, the provision for income taxes was $134.8 million versus $9.1 million for the same period last year. The cash portion of the nine-month provision was $1.7 million versus $1.8 million for the same period in 2003.

Financial Resources and Liquidity
Cash used in operating activities was $69.8 million for the three months ended September 30, 2004 compared with cash provided by operating activities of $37.8 million for the three months ended September 30, 2003. Included in the third quarter was an advance on the 2004 profit sharing of $27.6 million. Operating working capital increased by $284.3 million in the quarter primarily due to an increase in accounts receivable because of higher selling prices and shipments and an increase in short-term investments of $190.4 million. For the nine months ended September 30, 2004, cash provided by operating activities was $61.0 million compared with $139.7 million for the nine months ended September 30, 2003. Operating working capital increased by $374.0 million primarily due to an increase in accounts receivable of $164.9 million because of higher selling prices and shipments and an increase in short-term investments of $190.4 million.

Algoma Steel Inc.
2004 Third Quarter Report	Page 4

Capital expenditures for the three and nine-month periods ended September 30, 2004 were $14.4 million and $31.8 million, respectively. Expenditures in the corresponding periods of 2003 were $13.8 million and $27.4 million. The Company has realized $14.6 million of proceeds on the sale of capital assets for the nine months ended September 30, 2004 related to the sale of tube mill assets and surplus land.

Financing activities for the three months ended September 30, 2004 included a payment of $1.8 million to redeem the 1% convertible Notes that were not converted by September 29, 2004 and a one-time pension funding payment of $40.0 million. For the nine months ended September 30, 2004, financing activities also included proceeds of a common share issue of $81.5 million, a decrease in other long-term liabilities of $10.0 million and a decrease in bank indebtedness of $20.4 million. For the three months ended September 30, 2003, financing activities included a $9.0 million repayment of the term loan and a decrease in bank indebtedness of $12.4 million. For the nine months ended September 30, 2003, financing activities consisted of payments on the term loan of $29.0 million and a decrease in bank indebtedness of $80.6 million.

Unused availability under the revolving credit facility at September 30, 2004 was $173 million compared to $172 million at June 30, 2004. The Corporation is required to maintain a minimum availability of $25 million.

TRADE

In mid-October, the Canadian International Trade Tribunal (CITT) initiated an expiry review concerning the dumping in Canada of carbon steel plate from Brazil, Finland, India, Indonesia, Thailand and Ukraine and the subsidizing of plate from India, Indonesia and Thailand. Completion of this review is scheduled no later than June 27, 2005.

In late August, the CITT rescinded an anti dumping finding covering cold-rolled steel sheet product from Belgium, the Russian Federation, the Slovak Republic and Turkey. This follows the rescinding of orders covering hot-rolled sheet and carbon steel plate during the second quarter of the year.

Since the rescission of these orders, there have been significant increases in imports of plate from the Ukraine and hot-rolled sheet from Russia. The Company is monitoring these imports and will take all necessary action to prevent injury by unfairly traded imports.

OUTLOOK

Spot prices for sheet are expected to decline from the peak reached in September with a strengthening Canadian dollar contributing to the decline. This factor, combined with the normal seasonal decline in shipments, may result in lower operating income in the fourth quarter.

The Company’s primary supplier of coal has advised the Company that it will be unable to meet its delivery requirements for 2004 due to production problems at its mine. In order to avoid reduced cokemaking production levels in the first quarter of 2005 and protect the Company’s fuel supply for the blast furnace, the Company intends to purchase approximately 40,000 tons of coal and 40,000 tons of coke on the spot markets for delivery by early 2005. This will contribute to an increased working capital investment in the fourth quarter. Despite this factor, the Company expects the cash balance to increase substantially in the fourth quarter.

Denis Turcotte	Benjamin Duster
President and Chief Executive Officer	Chairman of the Board

Sault Ste. Marie, Ontario
October 27, 2004

Algoma Steel Inc.
2004 Third Quarter Report	Page 5

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2004	2004	2003	2003

Sales	$535.7	$1,313.3	$252.8	$870.5
Operating expenses
Cost of sales	319.9	867.6	235.0	796.4
Administrative and selling	13.8	39.7	10.6	35.9
Depreciation and amortization	13.6	41.3	14.1	43.2

	347.3	948.6	259.7	875.5

Income (loss) from operations	188.4	364.7	(6.9)	(5.0)
Financial expense (income)
Interest on long-term debt (note 3)	5.0	14.3	4.8	15.0
Foreign exchange gain	(7.8)	(3.7)	(0.1)	(32.6)
Other interest	(0.8)	(0.5)	1.4	5.5

	(3.6)	10.1	6.1	(12.1)

	192.0	354.6	(13.0)	7.1
Other income	-	1.8	-	0.3

Income before income taxes	192.0	356.4	(13.0)	7.4
Provision for income taxes (note 7)	70.4	134.8	(0.7)	9.1

Net income	$121.6	$221.6	$(12.3)	$(1.7)

Net income per common share (note 5)
Basic	$3.17	$6.21	$(0.52)	$(0.09)

Diluted	$3.00	$5.77	$(0.52)	$(0.09)

Weighted average number of common shares outstanding - millions (note 5)
Basic	38.00	35.61	24.06	23.97

Diluted	40.51	38.41	24.06	23.97

Retained earnings
Balance, beginning of period	$123.6	$23.7	$26.2	$15.9
Net income	121.6	221.6	(12.3)	(1.7)
Redemption of 1% Notes	(0.2)	(0.2)	-	-
Accretion of equity component of convertible debt	(0.1)	(0.2)	(0.2)	(0.5)

Balance, end of period	$244.9	$244.9	$13.7	$13.7

See accompanying notes.

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	650	1,885	570	1,823
Steel shipments	558	1,674	502	1,658

Algoma Steel Inc.
2004 Third Quarter Report	Page 6

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	September 30	December 31
	2004	2003

Current assets
Cash and cash equivalents	$52.7	$-
Short-term investments	190.6	0.2
Accounts receivable	299.1	134.2
Inventories	207.6	210.8
Prepaid expenses	14.4	9.8
Capital assets held for sale (note 8)	-	12.0

	764.4	367.0

Capital assets, net	642.8	653.2
Capital assets held for sale (note 8)	-	1.7
Deferred charges	3.3	4.2

Total assets	$1,410.5	$1,026.1

Current liabilities
Bank indebtedness (note 2)	$-	$$20.4
Accounts payable and accrued liabilities	107.6	91.1
Accrued interest on long-term debt (note 3)	4.3	8.9
Income and other taxes payable	13.3	8.0
Accrued pension liability and post-employment benefit obligation	42.4	29.5

	167.6	157.9

Long-term debt (note 3)	157.7	164.4
Accrued pension liability and post-employment benefit obligation	268.7	314.8
Other long-term liabilities	8.2	18.9
Future income tax liability	32.9	-

	467.5	498.1
Shareholders' equity
Capital stock (notes 4 & 6)	318.1	214.8
Convertible long-term debt (note 3)	-	19.5
Contributed surplus (note 7)	212.4	112.1
Retained earnings	244.9	23.7

	775.4	370.1

Total liabilities and shareholders' equity	$1,410.5	$1,026.1

See accompanying notes.

Algoma Steel Inc.
2004 Third Quarter Report	Page 7

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2004	2004	2003	2003

Cash provided by (used in)
Operating activities
Net income (loss)	$121.6	$221.6	$(12.3)	$(1.7)
Adjust for items not affecting cash:
Depreciation and amortization	13.6	41.3	14.1	43.2
Pension expense (note 9)	11.4	26.3	6.9	21.8
Post employment expense (note 9)	6.0	14.9	4.1	13.0
Future income tax expense	69.8	133.1	(1.3)	7.3
Exchange loss (gain) on long-term debt and accrued interest	(9.1)	(4.3)	0.3	(32.0)
Stock-based compensation	0.2	0.6	-	0.4
Other	1.0	1.5	12.0	22.4

	214.5	435.0	23.8	74.4
Changes in operating working capital	(284.3)	(374.0)	14.0	65.3

	(69.8)	61.0	37.8	139.7

Investing activities
Capital asset expenditures	(14.4)	(31.8)	(13.8)	(27.4)
Proceeds on sale of capital assets	-	14.6	-	-

	(14.4)	(17.2)	(13.8)	(27.4)

Financing activities
Repayment of term loan	-	-	(9.0)	(29.0)
Net proceeds from common shares issued (note 4)	-	81.5	-	-
Increase (decrease) in other long-term liabilities	-	(10.0)	(0.2)	1.9
Redemption of 1% Notes	(1.8)	(1.8)	-	-
Funding of long-term pension liability (note 9)	(40.0)	(40.0)	-	-
Financing expense	(0.3)	(0.6)	(2.4)	(4.6)
Proceeds on exercise of share options	0.2	0.2	-	-
Decrease in bank indebtedness	-	(20.4)	(12.4)	(80.6)

	(41.9)	8.9	(24.0)	(112.3)

Cash and cash equivalents
Change during the period	(126.1)	52.7	-	-
Balance, beginning of period	178.8	-	-	-

Balance, end of period	$52.7	$52.7	$-	$-

See accompanying notes.

Algoma Steel Inc.
2004 Third Quarter Report	Page 8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Basis of presentation and accounting policies

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation's 2003 Annual Report.

During the quarter, the Corporation adopted an accounting policy for cash and cash equivalents. Cash and cash equivalents include cash on deposit and term deposits with remaining maturities of less than 90 days at acquisition and are valued at cost plus accrued interest which approximates fair value. Term deposits with remaining maturities greater than 90 days at acquisition are classified as short-term investments.

Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

2.	Banking facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement ("Agreement"). This agreement was subsequently amended on June 3, 2004. The Agreement provides the Corporation with a revolving credit facility ("Revolving Facility") with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At September 30, 2004, there was $173 million of unused availability under the Revolving Facility after taking into account $27 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

3.	Long-term debt

	September 30	December 31
	2004	2003

Secured 11% Notes maturing December 31, 2009
principal value U.S. $125 million (December 31, 2003 - U.S. $125 million)	$157.7	$162.1
Secured 1% convertible Notes maturing December 31, 2030
principal value N/A (December 31, 2003 - U.S. $37.9 million)	-	2.3

	157.7	164.4
Less: current portion	-	-

	$157.7	$164.4

During the nine months ended September 30, 2004, U.S. $36.5 million principal value of 1% Notes were converted at the holders' option into 5.7 million common shares resulting in $19.0 million of the equity component and $2.2 million of the debt component being transferred to share capital.

On September 30, 2004 the remaining Notes were redeemed at a cost of $1.8 million resulting in a charge to expense of $0.4 million and a charge to retained earnings of $0.2 million.

Algoma Steel Inc.
2004 Third Quarter Report	Page 9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.	Share Capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since December 31, 2003 in millions of shares and dollars:

			Common Shares

	Stock Options		To Be Issued		Issued and Outstanding

		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital

Balance at December 31, 2003	0.3	$0.3	-	$0.1	24.0	$214.8
Conversion of long-term debt (note 3)					5.7	21.2
Common shares issued					10.0	81.5
Stock options (note 6):
Granted	0.2	1.1
Exercised	(0.1)	(0.2)			0.1	0.2
Directors' Share Award Plan (note 6):
Shares granted			0.2	0.4
Shares issued			(0.2)	(0.4)	0.2	0.4

Balance at September 30, 2004	0.4	$1.2	-	$0.1	40.0	$318.1

During the first quarter of 2004, the Corporation completed an equity issue of 10,000,000 common shares for net proceeds of $81.5 million.

5.	Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes and the redemption of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of stock options and restricted share units (note 6).

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2004	2004	2003	2003

Basic
Net income	$121.6	$221.6	$(12.3)	$(1.7)
Convertible long-term debt - net charge to retained earnings	(0.3)	(0.4)	(0.2)	(0.5)

Net income attributable to common shareholders	$121.3	$221.2	$(12.5)	$(2.2)

Diluted
Net income	$121.6	$221.6	$(12.3)	$(1.7)
Convertible long-term debt - net inclusion in (charge to) income	-	0.1	-	(0.3)

Net income attributable to common shareholders	$121.6	$221.7	$(12.3)	$(2.0)

Algoma Steel Inc.
2004 Third Quarter Report	Page 10

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.	Earnings per share (continued)

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2004	2004	2003	2003

Basic weighted average number of common shares outstanding	38.26	35.61	24.06	23.97
Common shares issued on the assumed conversion of convertible long-term debt and exercising of stock options	1.95	2.55	6.00	6.06
Common shares issued on the assumed exercising of employee stock options	0.30	0.25	0.09	0.09

Diluted weighted average number of common shares outstanding	40.51	38.41	30.15	30.12

There were no dilutive instruments for the three and nine-month periods ended September 30, 2003, so the basic and diluted weighted average number of common shares outstanding presented on the consolidated statements of income and retained earnings for these periods is the same.

6.	Stock-based compensation plans and profit sharing plan

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for the three and nine-month periods ended September 30, 2004 was $0.2 million and $0.6 million, respectively and for the three and nine-month periods ended September 30, 2003 was $0.1 million and $0.4 million, respectively.

Share Award Plan

The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the nine months ended September 30, 2004, 33,472 (nine months ended September 30, 2003 - 70,445) shares were awarded with an average fair market value of $8.77 (nine months ended September 30, 2003 - $2.38) per share, including 3,941 (2003 - 22,900) shares awarded with an average fair market value of $14.08 (2003 - $2.69) per share in the third quarter. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Share Option Plan

In May 2003, the Corporation's shareholders approved the creation of a Share Option Plan that permits the Corporation to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. There were no (2003 - nil) options granted in the third quarter and 153,785 (2003 - 260,777) options granted in the nine months ended September 30, 2004 with a weighted average exercise price of n/a (2003 - n/a) and $8.00 (2003 - $1.78) per share respectively. The options vest on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $4.35 (2003 - $1.08) per share was determined using the Black-Scholes model with the following assumptions:

	2004	2003

Expected time until exercise	5 years	5 years
Risk-free interest rate	4%	4%
Expected volatility in stock price	60%	70%
Expected dividend yield	0%	0%

Algoma Steel Inc.
2004 Third Quarter Report	Page 11

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.	Stock-based compensation plans and profit sharing plan (continued)

Restricted Share Unit Plan

In May 2003, the Corporation's shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. For principal officers and directors, a restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. For other management included in the Plan, restricted share units vest on the first, second and third anniversary dates. The Corporation has reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. The Corporation did not grant any restricted share units in the third quarter of 2004 or 2003. During the nine months ended September 30, 2004, the Corporation granted 43,480 (2003 - 27,300) restricted share units with a grant-date fair value of $8.00 (2003 - $1.67) per unit.

Profit Sharing Plan
The Corporation has a profit sharing plan for all employees. The amount of profit sharing is based on a percentage of annual income from operations as follows:

Annual Income from Operations	Profit Sharing Percentage

$0 - $50 million	0%
$50 - $100 million	6%
$100 - $150 million	8%
Greater than $150 million	10%

In the third quarter, $21.7 million was accrued under the Corporation’s profit sharing plan and charged to Cost of Sales. For the nine months ended September 30, 2004, the total amount accrued under the profit sharing plan was $36.1 million. Under the terms of the collective agreements reached with the Corporation’s unionized employees on July 30, 2004, $27.6 million was advanced to employees in August 2004. Settlement of the profit sharing plan will be made in March 2005.

7.	Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

Federal and Ontario non-capital loss carryforwards at September 30, 2004 are estimated to be nil and $52 million, respectively, the benefit of which has not been recognized in the financial statements. The Corporation's estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. Any future benefit recognized in respect of unrecorded tax assets that arose prior to fresh start accounting will result in an increase to contributed surplus. For the three and nine-month periods ended September 30, 2004, this increase to contributed surplus is $37.1 million and $100.2 million, respectively.

Algoma Steel Inc.
2004 Third Quarter Report	Page 12

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

8.	Capital assets held for sale

The Corporation signed an agreement of purchase and sale dated September 2, 2003 for the sale of its tube manufacturing facilities. The proceeds from the sale were $12.5 million resulting in a gain of $0.3 million.

The Corporation had an agreement to sell some excess land. The proceeds from the sale were equal to the net book value of the assets of $1.7 million.

Both sales were completed in the first quarter of 2004.

9.	Pension and other post-employment benefits

Pension funding for the three and nine-month periods ended September 30, 2004 was $49.9 million and $64.4 million, respectively. Funding in the quarter included an additional one-time funding contribution of $40 million related to the new collective bargaining agreements.

Post-employment benefits funding for the three and nine-month periods ended September 30, 2004 was $3.6 million and $10.0 million, respectively.

Algoma Steel Inc.
2004 Third Quarter Report	Page 13

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Trustee, Paying Agent and Registrar
Share Transfer Agent	for 11% and 1% Notes

Computershare Trust Company of Canada	Wilmington Trust Company
Shareholders Services	Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario	Wilmington, Delaware
M5J 2Y1	19890
Tel: 800-564-6253	Tel: 302-636-6023
Fax: 514-982-7635	Fax: 302-636-4143